UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Neurobiological Technologies, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

64124W304
(CUSIP Number)

Samuel L. Schwerin
Millennium Technology Value Partners
747 Third Avenue, 38th Floor
New York, NY
(646) 521-7800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 6, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.   See  § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 64124W304

1	NAME OF REPORTING PERSON Samuel L. Schwerin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 110,909
	8	SHARED VOTING POWER 1,969,880
	9	SOLE DISPOSITIVE POWER 110,909
	10	SHARED DISPOSITIVE POWER 1,969,880
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,080,789
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 64124W304

1	NAME OF REPORTING PERSON Daniel Burstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,969,880
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,969,880
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,969,880
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 64124W304

The following constitutes Amendment No. 1 to the Schedule 13G filed by the undersigned on November 8, 2007 (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13G as specifically set forth herein.

ITEM 2. Identity and Background.

(a) Name: Samuel L. Schwerin and Daniel Burstein

(b) Residence or business address: Millennium Technology Value Partners, 747 Third Avenue, 38th Floor, New York, NY

(c) Samuel L. Schwerin and Daniel Burstein are each Managing Partners of Millennium Technology Value Partners

(d) None

(e) None

(f) Citizenship: United States

ITEM 3.    Source and Amount of Funds or Other Consideration.

Working capital (except for the 110,909 shares of common stock of the Issuer over which Samuel L. Schwerin has sole voting power, which were acquired using personal funds).

ITEM 4.    Purpose of Transaction.

On January 6, 2009, in the context of the failure of the clinical trial for Viprinex, the Issuer's primary asset, Millennium Technology Value Partners delivered a letter urging the Issuer to take immediate and decisive action to monetize the remaining value of the Issuer's assets for the benefit of its shareholders.  The letter details Millennium's belief that the only remaining course of action for the Issuer's management and board to pursue is the immediate dissolution and liquidation of the company.  Millennium has communicated to management that such dissolution should take the form of an immediate distribution of cash to shareholders, followed by an efficient and timely monetization of remaining assets in a manner designed to maximize proceeds to shareholders.  Millennium's letter further suggests that during nearly a dozen conversations between management of the Issuer and Millennium over the past year, management made assurances to Millennium that contingency liquidation plans had been developed in the event of failed Viprinex trials. Millennium expressed its strong belief that these plans should be implemented immediately and that there is no need, nor reason, to waste time or shareholder resources on advisors or to delay the liquidation process in order to explore risky alternative strategies, courses that Millennium believes are likely to result in further diminution of value for all shareholders.

ITEM 5.    Interest in Securities of the Issuer.

(a) Samuel L. Schwerin beneficially owns 2,080,789 shares of common stock of the Issuer and Daniel Burstein beneficially owns 1,969,880 shares of common stock of the Issuer which represents approximately 7.7% and 7.3%, respectively, of the total number of the Issuer’s outstanding shares of common stock as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2008.

(b) Samuel L. Schwerin and Daniel Burstein have shared control of the entity indirectly controlling each of Millennium Technology Value Partners (RCM), L.P., a Delaware limited partnership (“Millennium RCM LP”) and Millennium Technology Value Partners, L.P., a Delaware limited partnership (“Millennium LP”). Therefore, each of Samuel L. Schwerin and Daniel Burstein have shared dispositive and voting power with respect to, and are the beneficial owners of, an aggregate of 1,969,880 shares of the common stock of the Issuer, including 991,259 shares of common stock owned directly by Millennium RCM LP and 978,621 shares of common stock owned directly by Millennium LP. In addition, Samuel L. Schwerin is the direct beneficial owner of 110,909 shares of common stock of the Issuer, for which he has sole dispositive and voting power.

ITEM 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

ITEM 7.	Material to be filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit 99.1:   Joint Filing Agreement on behalf of the Reporting Persons.

CUSIP NO. 64124W304

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 7, 2009
SAMUEL L. SCHWERIN
By:	/s/ Samuel L. Schwerin
Samuel L. Schwerin

DANIEL BURSTEIN
By:	/s/ Daniel Burstein
Daniel Burstein